APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS

Ras Plant Based
Balance Sheet - unaudited
For the period ended 9/22/19

	Current Period
	22-Sep-19
ASSETS	
Current Assets:	
Cash	$251,714.00
Business Bank Account Balance	$34,800.00
Total Current Assets	$286,514.00
Total Fixed Assets	$87,982.00
Total Other Assets	$0.00
TOTAL ASSETS	**$374,496.00**
LIABILITIES	
Current Liabilities:	
Lease (Monthly Rate)	$7,000.00
Business Credit Cards	
Total Current Liabilities	$7,000.00
Total Long-Term Liabilities	$0.00
Total Equity	$367,496.00
TOTAL LIABILITIES & EQUITY	**$374,496.00**
Balance Sheet Check	$0.00

I, Samson Romeo Regalli, certify that:

(1) The financial statements of M.R.R Rest LLC included in this Form are true and complete in all material respects; and

(2) The tax return information of M.R.R Rest LLC have not been included in this Form as M.R.R Rest LLC was formed on 6/14/19 and has not filed a tax return to date.

Signature: DocuSigned by:
47FCB4C2446D44A...

Name: Samson Romeo Regalli
Title: Owner